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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

October 21, 2019

Dear Sir/ Madam,

Sub: Company statement

The Company has received anonymous whistleblower complaints alleging certain unethical practices. These have been placed before the Audit Committee as per the Company's practice and will be dealt with in accordance with the Company's whistleblower policy which can be found at https://www.infosys.com/investors/corporate-governance/Documents/whistleblower-policy.pdf

Yours Sincerely,
For **Infosys Limited**

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com